ENSURGE, INC.
1001 Brickell Bay Drive, 27th Floor
Miami, Florida 33131
888-978-9994

December 7, 2011

Jay Williamson, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Washington, D.C. 20549

Re:	Ensurge, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed April 8, 2011
File No. 033-03275-D
Phone call on November 22, 2011

Dear Mr. Williamson:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from our phone call conversation on November 22, 2011.

General Comments

Per our phone conversation your main questions was how does the compensation table tie to the description of stock awards and options given during that time period.

Response

In July 2010 the Company obtained financing at $0.14, which we determined to be the current market value of the Company’s common stock.  During July of 2010 the Company issued 1,000,000 shares of common stock to Jordan Estra and 500,000 shares of common stock to Jeff Hanks at the current market price of $0.14, for a total of $140,000 and $70,000 respectively and a total of $210,000.  During August and November the Company issued 1,600,000 options to both Jordan Estra and Jeff Hanks at the current market price of $0.14, which equals $224,000 respectively.  We used this value of $224,000 as the current market value of the options and used this for our Black Sholes model, which determined an accounting expense of $347,463, respectively, to be charged on the financials as an expense.  Thus, this higher amount was used in the table so as to tie to the financial statements.

I have added the table which was use the December 31, 2010 10-K below for reference:

Jay Williamson, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
December 2, 2011

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (3)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Jordan Estra, CEO/ President(1) Michael Campbell, CEO/ President(2) Jeff Hanks, CFO Jeff Hanks, President	2010 2010 2010 2009	93,750 75,000 87,000 -0-	-0- -0- -0- -0-	140,000 -0- 70,000 1,000	347,463 -0- 347,463 -0-	-0- -0- -0- -0-	-0- -0- -0- -0-	-0- -0- -0- -0-	581,213 75,000 504,463 1,000
(1) Mr. Estra was appointed as President and Chief Executive Officer in July 2010.
(2) Mr. Campbell was appointed as a member of the Board of Directors of the Company and as its President and Chief Executive Officer in December 2009; he resigned June 30, 2010.  Mr. Hanks resigned as President of the Company in December 2009 but continued as its Chief Financial Officer.
(3) This column represents the aggregate grant date fair value of the awards granted in 2010 and 2009, respectively. Therefore, the values shown here are not representative of the amounts that may eventually be realized by an executive. Pursuant to the rules of the Securities and Exchange Commission, we have provided a grant date fair value for option awards in accordance with the provisions of FASB ASC 718 Share-based Payments. For option awards, the fair value is estimated as of the date of grant using the Black-Scholes option pricing model, which requires the use of certain assumptions, including the risk-free interest rate, dividend yield, volatility, forfeitures and expected term.  Expected term is determined using an average of the contractual term and vesting period of the award.  Expected volatility of award grants made under the Company’s plans is measured using the historical daily changes in the market price of similar industry indices, which are publicly traded, over the expected term of the award.  Risk-free interest rate is equivalent to the implied yield on zero-coupon U.S. Treasury bonds with a remaining maturity equal to the expected term of the awards and forfeitures are based on the history of cancellations of awards granted by the Company and   management's analysis of potential forfeitures.

If you have further questions or need additional information, please let me know.

Sincerely,
ENSURGE, INC.

/s/ Jeff Hanks
CFO